SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 17)

DryShips Inc.
(Name of Issuer)

Common Stock, par value $0.01, per share
(Title of Class of Securities)

Y2109Q101 (Common Shares)
(CUSIP Number)

William S. Haft Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1-212-506-3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George Economou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, BK, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

218,067,177 Common Shares (1)

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

218,067,177 Common Shares (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

218,067,177 Common Shares (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.2%(2)

14.	TYPE OF REPORTING PERSON

IN

(1) Mr. Economou may be deemed to beneficially own 118,067,177 common shares ("Common Shares") of DryShips Inc. (the "Company") consisting of: (i) 10,944,910 Common Shares owned by Elios Investments Inc. ("Elios"), a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation controlled by Mr. Economou, the beneficiaries of which are Mr. Economou and members of his family (the "Foundation"), (ii) 18,800,000 Common Shares owned by Fabiana Services S.A., a Marshall Islands corporation controlled by Mr. Economou ("Fabiana"), (iii) 58,105, 667 Common Shares owned by Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou ("Sphinx"), (iv) 254,512 Common Shares owned by Goodwill Shipping Company Limited, a Malta corporation controlled by Mr. Economou ("Goodwill"), (v) 29,962,088 Common Shares owned by the Entrepreneurial Spirit Holdings Inc., a Liberian Corporation ("Entrepreneurial Spirit Holdings") that is wholly-owned by the Foundation, and (iv) 100,000,000 Common Shares that may be deemed to be owned by Sifnos Shareholders Inc., a Marshall Islands corporation controlled by Mr. Ecomonou ("Sifnos") by virtue of Sifnos being the legal owner of 100,000,000 shares of Series B Preferred Stock that will convert into Common Shares on or before March 30, 2016 on a one for one basis.  Each share of Class B Preferred Stock is entitled to five (5) votes per share.

(2) Prior to the conversion of the Class B Preferred Stock into common shares within three months as required by its terms, and as a result of the Class B Preferred Stock having five (5) votes per share, the Reporting Person will have approximately 52.7% of the voting power of the common shares and the Class B Preferred Stock voting as a single class.

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sifnos Shareholders Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

100,000,000 Common Shares(3)

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

100,000,000 Common Shares(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000,000 Common Shares(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0% (4)

14.	TYPE OF REPORTING PERSON

CO

(3) Common Shares deemed to be beneficially owned by virtue of Series B Preferred Stock holdings. Each share of Class B Preferred Stock is entitled to five (5) votes per share.

(4) Prior to the conversion of the Class B Preferred Stock into common shares within three months as required by its terms, and as a result of the Class B Preferred Stock having  five (5) votes per share, the Reporting Person will have approximately  42.7% of the voting power of the common shares and the Class B Preferred Stock voting as a single class.

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elios Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

10,944,910 Common Shares

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

10,944,910 Common Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,944,910 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fabiana Services S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

18,800,000 Common Shares

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

18,800,000 Common Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,800,000 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sphinx Investment Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

58,105,667 Common Shares

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

58,105,667 Common Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,105,667 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Goodwill Shipping Company Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

254,512 Common Shares

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

254,512 Common Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

254,512 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.03%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Entrepreneurial Spirit Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

29,962,088 Common Shares

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

29,962,088 Common Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,962,088 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q101

The purpose of this Amendment No. 17 to the Schedule 13D is to report the change in beneficial ownership by certain Reporting Persons as a result of the issuance of 100,000,000 shares of Series B Preferred Stock of the Issuer to Sifnos on December 30, 2015, which Series B Preferred Stock will be converted into Common Shares on a one for one basis on or before March 30, 2016.

Item 1. Security and Issuer.

The address of the Issuer's principal executive offices is 109 Kifissias Avenue and Sina Street, Marousi, Athens, Greece.

Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on February 4, 2015.

Item 2. Identity and Background.

Sifnos' mailing address is c/o Mare Services Limited, 5/1 Merchants Street, Valletta, Malta.

Sifnos has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or  similar misdemeanors) and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on February 4, 2015.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer entered into a secured revolving facility agreement (the "Revolving Facility") with Sifnos on October 21, 2015, subsequently amended on November 11, 2015, pursuant to which the Issuer borrowed up to $60 million principal amount from Sifnos, as lender.  Pursuant to the terms of the Revolving Facility, on December 23, 2015, the Issuer elected to exercise its right to convert $10 million in aggregate principal of the Revolving Facility into 100,000,000 shares of Series B Preferred Stock.   Each shares of Series B Preferred Stock shall vote with the common shares on all matters on which the common shares are entitled to vote as a single class, and the shares of Series B Preferred Stock shall have five votes per shares.  The shares of Series B Preferred Stock will be mandatorily converted into common shares of the Company on a one to one basis within three months after the issuance thereof or any earlier date selected by the Company in its sole discretion. The Company has indicated that it will be necessary to effect a reverse stock split to maintain its NASDAQ listing.  The conversion of $10 million in aggregate principal of the Revolving Facility into Class B Preferred Stock and the vote of the Class B Preferred Stock by Sifnos will assist the Company in obtaining the required shareholder approval to effect the reverse stock split.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on February 4, 2015.

Item 4. Purpose of Transaction.

This Amendment Number 17 is being filed to report the issuance of shares of Series B Preferred Stock to Sifnos on December 30, 2015.  Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on February 4, 2015.

Item 5. Interest in Securities of the Issuer.

(a), (b)   Based on the foregoing and unless otherwise disclosed, the Reporting Persons report beneficial ownership of the following Common Shares:

Mr. Economou may be deemed to beneficially own 218,067,177 Common Shares representing approximately 28.2% of the total outstanding Common Shares. Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 218,067,177 Common Shares. Mr. Economou has the sole power to dispose or direct the disposition of 0 Common Shares and has shared power to dispose or direct the disposition of 218,067,177 Common Shares.

Sifnos, through its direct ownership of 100,000,000 shares of the Series B Preferred Stock, which shares will be converted into 100,000,000 Common Shares on or before March 30, 2016, Sifnos may be deemed to beneficially own 100,000,000 Common Shares, representing 13.0% of the total outstanding Common Shares.  Sifnos has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 100,000,000 Common Shares. Sifnos has the sole power to dispose or direct the disposition of 0 Common Shares the shared power to dispose or direct the disposition of 100,000,000 Common Shares.

Elios may be deemed to beneficially own 10,944,910 Common Shares representing 1.4% of the total outstanding Common Shares. Elios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 10,944,910 Common Shares. Elios has the sole power to dispose or direct the disposition of 0 Common Shares the shared power to dispose or direct the disposition of 10,944,910 Common Shares.

Fabiana may be deemed to beneficially own 18,800,000 Common Shares representing 2.4% of the total outstanding Common Shares. Fabiana has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 18,800,000 Shares. Fabiana has the sole power to dispose or direct the disposition of 0 Common Shares and has shared power to dispose or direct the disposition of 18,800,000 Common Shares.
Sphinx may be deemed to beneficially own 58,105,667 Common Shares representing 7.5% of the total outstanding Common Shares. Sphinx has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 58,105,667 Shares. Sphinx has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 58,105,667 Common Shares.

Goodwill may be deemed to beneficially own 254,512 Common Shares representing 0.03% of the total outstanding Common Shares. Goodwill has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 254,512 Common Shares. Goodwill has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 254,512 Common Shares.

Entrepreneurial Spirit Holdings beneficially owns 29,962,088 Common Shares representing 3.9% of the total outstanding Common Shares. Entrepreneurial Spirit Holdings has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 29,962,088 Common Shares. Entrepreneurial Spirit Holdings has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 29,962,088 Common Shares.

(c) Other than as described herein, no transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on February 4, 2015.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Agreement between the Reporting Persons to file jointly.

Exhibit B:	Series B Preferred Stock Certificate of Designation, incorporated by reference to the Issuer's Report on Form 6-K furnished to the Commission on January 6, 2016.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 13,  2016
/s/ George Economou
George Economou*

ELIOS INVESTMENTS INC.

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.

BY:	/s/ Andri Papadopoulou
Name:	Andri Papdopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

SPHINX INVESTMENT CORP.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

SIFNOS SHAREHOLDERS INC.

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited
____________

*	The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

EXHIBIT A
Joint Filing Agreement

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of DryShips, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: January 13,  2016

/s/ George Economou
George Economou

ELIOS INVESTMENTS INC.

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.

BY:	/s/ Andri Papadopoulou
Name:	Andri Papadopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

SPHINX INVESTMENT CORP.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

SIFNOS SHAREHOLDERS INC.

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited